BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

03003748

03 FEB 10 AM 7:21

Ns. Rif.

Direzione di Gruppo
Affari Societari GFM/fg

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Data

February 6th , 2003

SUPPL

File N.°: 82 - 4855

Oggetto: **The BPL Group has bought 20% of Cassa di Risparmio di Bolzano from Fondazione CR Bolzano**

Herewith enclosed, we send you the press releases, both italian version and english translation, concerning the acquisition of 20% of Cassa di Risparmio di Bolzano.

Best Regards,

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

BANCA POPOLARE DI LODI

Attachments (2):
1) Original version of press release;
2) English Translation.

BANCA POPOLARE DI LODI S.c. a r.l. - Sede Centrale e Dir. Generale: 26900 Lodi, Via Polenghi Lombardo, 13
Cap. Soc. Euro 360.870.216,66 - Tel. 0371.580.111 (s.p.) - B.I.C.: BPAL IT ML - Reg. Imp. di Lodi n. 3
C. F. e P. IVA 00691360150 - Iscritta all'Albo delle Banche al n. 405.10
Aderente al "Fondo Interbancario di Tutela dei Depositi".
GRUPPO BIPIELLE

File N.°: 82 ℓ 4855
Original version

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA
GRUPPO BIPIELLE

Comunicato stampa
Gruppo Bipielle:
acquisito dalla Fondazione CR Bolzano
il 20% del capitale
della Cassa di Risparmio di Bolzano

La **Banca Popolare di Lodi** e la **Fondazione Cassa di Risparmio di Bolzano** hanno sottoscritto l'accordo finalizzato all'acquisizione da parte del Gruppo Bipielle del **20%** del capitale sociale della **Cassa di Risparmio di Bolzano**, per un investimento complessivo pari a 363 milioni di euro, pagato in contanti.

Contestualmente la Fondazione Cassa di Risparmio di Bolzano, nell'ambito delle proprie politiche di investimento, ha reinvestito **40 milioni** di euro in azioni **Bipielle Investimenti S.p.A.** cedute dalla Capogruppo ed ha sottoscritto **60 milioni** di euro in un **prestito obbligazionario** con durata decennale, emesso dalla Banca Popolare di Lodi il 27 dicembre 2002, con scadenza 27 dicembre 2012.

La Fondazione Cassa di Risparmio di Bolzano provvederà inoltre ad investire, direttamente o per il tramite di un O.I.C.R., **74 milioni** di euro in azioni della Banca Popolare di Lodi nell'ambito dell'operazione di rafforzamento patrimoniale deliberata dal Consiglio di Amministrazione lo scorso 21 gennaio 2003.

L'accordo sottoscritto consente alla Banca Popolare di Lodi di rafforzare ulteriormente la partnership con la Cassa di Risparmio di Bolzano, che già distribuisce attraverso la propria rete di vendita i prodotti del Gruppo Bipielle relativi al risparmio gestito e alla bancassurance.

L'acquisizione della partecipazione nella Cassa di Risparmio di Bolzano consentirà al Gruppo Bipielle di estendere l'attività in un'area geografica di grande interesse strategico e commerciale nella quale non vanta una presenza significativa. L'istituto altoatesino è fortemente radicato sul territorio e dispone di una rete distributiva composta di **81** filiali, **4** sportelli di riscossione tributi e tesoreria e **2** centri di consulenza e si avvale della collaborazione di 1.167 dipendenti.

La Cassa di Risparmio di Bolzano rappresenta il primo istituto del Sud Tirolo e mostra ottimi risultati economici e patrimoniali. I dati di bilancio riferiti al 31 dicembre 2001 evidenziano un risultato lordo di gestione di 73,7 milioni di euro, un utile da attività ordinarie di 41,7 milioni di euro e un utile netto d'esercizio pari a 21,4 milioni di euro.

Lodi, 5 febbraio 2003

File N.°: 82 / 4855
English translation

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA
GRUPPO BIPIELLE

Press release
The BPL Group has bought
20% of Cassa di Risparmio di Bolzano
from Fondazione CR Bolzano

Banca Popolare di Lodi and **Fondazione Cassa di Risparmio di Bolzano** have signed an agreement under which the BPL Group acquires **20%** of **Cassa di Risparmio di Bolzano**, for a total investment of 363 million euro, paid in cash.

At the same time, as part of its own investment policies, Fondazione Cassa di Risparmio di Bolzano has reinvested **40 million** euro in **Bipielle Investimenti S.p.A.** shares sold by the Parent Bank and subscribed **60 million** euro to a **10-year bond loan** issued by Banca Popolare di Lodi on 27 December 2002, with maturity 27 December 2012.

Fondazione Cassa di Risparmio di Bolzano will also invest **74 million** euro in Banca Popolare di Lodi shares, either directly or through a collective investment vehicle, as part of the recapitalisation approved by the Board of Directors on 21 January 2003.

This agreement allows Banca Popolare di Lodi to further strengthen its partnership with Cassa di Risparmio di Bolzano, which already distributes BPL Group asset management and bancassurance products through its own sales network.

The acquisition of this interest in Cassa di Risparmio di Bolzano will permit the BPL Group to extend its activity to a part of Italy that is of considerable strategic and commercial interest where as yet it does not have a significant presence. Cassa di Risparmio di Bolzano has very strong roots in the area (the Alto Adige, also known as South Tyrol) with a distribution network consisting of **81** branches, **4** tax collection and treasury windows and **2** advisory centres with a total of 1,167 employees.

Cassa di Risparmio di Bolzano is South Tyrol's leading bank with a strong balance sheet and excellent results. The figures at 31 December 2001 show a gross operating profit of 73.7 million euro, a profit from ordinary operations of 41.7 million euro and a net profit for the year of 21.4 million euro.

Lodi, 5 February 2003